FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 12, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                    CHRISTMAS LIKE FOR LIKE SALES UP 1.1%
           PROFIT EXPECTED TO BE WITHIN THE RANGE OF MARKET ESTIMATES

Like for like sales 9 weeks to 31 December 2005

          Group                                      up 1.1%
          US                                         up 5.5%
          UK                                       down 9.3%

Like for like sales 48 weeks to 31 December 2005

          Group                                      up 2.2%
          US                                         up 6.8%
          UK                                       down 8.4%

COMMENT

Terry Burman, Group Chief Executive,  commented: "Group like for like sales were up 1.1% over the nine week  period with a solid  performance  by the US business
(c.73% of Group sales) offsetting the downturn in the UK division. Profit before tax for 2005/06 is currently expected to be within the range of market estimates and to fall between GBP193 million and GBP199 million.

In the US, the business again  significantly  outperformed  its main competition and gained market share. Like for like sales rose by 5.5% and total dollar sales increased by 10.5% building on the consistent growth record of the business. Kay made further progress enhancing its position as the number one speciality retail jewellery  brand  in  the  US.  Jared,  the  off-mall  destination  superstores, continued  to trade  particularly  well.  The  divisional  operating  profit  is anticipated to be comfortably ahead for the year as a whole.

In the UK, difficult  trading  conditions were experienced  during the Christmas period and like for like sales decreased by 9.3%. Although divisional  operating profit is likely to be significantly lower than last year, the business is still expected to achieve a healthy operating margin and return on capital."

Enquiries:

Terry Burman, Group Chief Executive                  +44 (0) 20 7399 9520
Walker Boyd, Group Finance Director                  +44 (0) 20 7399 9520

Mike Smith, Brunswick                                +44 (0) 20 7404 5959
Pamela Small, Brunswick                              +44 (0) 20 7404 5959

Signet operated 1,820 speciality retail jewellery stores at 31 December 2005;
these included 1,219 stores in the US, where the Group trades as "Kay Jewelers",
"Jared The  Galleria Of Jewelry"  and under a number of regional  names.  At the same date Signet also  operated  601 stores in the UK, where the Group trades as
"H.Samuel",  "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

GROUP

Like for like sales were up by 1.1% in the nine week period to 31 December 2005.
Total sales rose by 4.8% at constant  exchange  rates and by 11.7% on a reported basis (Note 1).

In the 48 weeks to 31 December 2005 like for like sales advanced by 2.2%.  Total sales  increased  by 5.8% at constant  exchange  rates and by 8.3% on a reported basis.

Profit  before tax for 2005/06 is  currently  expected to be within the range of market  estimates and to fall between  GBP193  million and GBP199  million.  The average US dollar  exchange rate is  anticipated to be c.  GBP1/$1.80  (2004/05:
GBP1/$1.86).

The Group's  cash flow for the full year is  expected to be broadly  neutral and the balance sheet remains strong.

United States (circa 73% of Group annual sales)

In the nine week period to 31 December 2005, US like for like sales rose by 5.5%
and total dollar  sales  increased by 10.5%  building on the  consistent  growth record of the business. Total sales on a reported basis rose by 21.3%.

The business  continued to implement its proven growth  strategy and to focus on its competitive  advantages.  Television  advertising  again proved  successful.
Diamond  fashion  jewellery,  the bridal and  engagement  categories and watches performed particularly well. Gross margin declined in-line with expectations.

In the 48 weeks to 31 December 2005, like for like sales increased by 6.8%, with total sales up by 11.7% at constant exchange rates and by 15.4% on a reported basis. Net new store space has increased by 9% in 2005/06. The bad debt percentage for the year is anticipated to be broadly in-line with the average of recent years. The divisional operating profit for 2005/06 is expected to be comfortably ahead of last year.

United Kingdom (circa 27% of Group annual sales)

In the nine week period to 31 December 2005,  difficult trading  conditions were experienced  and the UK  division's  like for like  sales fell by 9.3% and total sales were down by 8.5%.  The average  selling  price and diamond  participation again increased,  in line with strategy.  Pricing  discipline was maintained and the gross margin is slightly ahead of last year.

In the 48 weeks to 31 December 2005,  like for like sales fell by 8.4% and total
sales  by  7.6%.   Although   divisional   operating  profit  is  likely  to  be
significantly  lower than last year, the business is still expected to achieve a healthy operating margin and return on capital.

The breakdown of UK like for like sales performance is shown below:

      Period             Ernest Jones        H.Samuel             UK
                       (c. 12% of Group) (c. 15% of Group) (c. 27% of Group)

9 weeks to 31 Dec. 2005      -9.2%            -9.3%             -9.3%
48 weeks to 31 Dec. 2005     -7.8%            -8.9%             -8.4%

There will be a conference  call for all  interested  parties today at 2.00 p.m.
GMT (9.00 a.m. EST and 6.00 a.m. Pacific Time) and a simultaneous  audio webcast at www.signetgroupplc.com. To help ensure the conference call begins in a timely manner,  could all  participants  please  dial in 5 to 10  minutes  prior to the scheduled start time. The call details are:

            UK dial-in:         +44 (0) 20 7365 1834
            US dial-in:         +1 718 354 1171

            UK 48hr. replay:    +44 (0) 20 7784 1024     Pass code: 3364593#
            US 48hr. replay:    +1 718 354 1112          Pass code: 3364593#

Fourth quarter sales figures are expected to be announced on 2 February 2006.

Note 1 - Impact of constant exchange rates

The  Group  has   historically   used   constant   exchange   rates  to  compare
period-to-period  changes in certain  financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this to be a useful measure for analysing and explaining  changes and trends in the Group's results.  The impact of the  re-calculation of sales growth at constant exchange rates is shown below.

9 weeks to 31 December 2005    Growth at        Impact of       Growth at
                         actual exchange    exchange rate        constant
                                   rates         movement  exchange rates
                                                               (non-GAAP)
---------------------  -----------------  ---------------  --------------
                                       %                %               %
---------------------  -----------------  ---------------  --------------
Sales by origin and destination
UK, Channel Islands & Republic of
Ireland                             (8.5)               -            (8.5)
US                                  21.3            (10.8)           10.5
---------------------  -----------------  ---------------  --------------
                                    11.7             (6.9)            4.8
---------------------  -----------------  ---------------  --------------

48 weeks to 31 December 2005   Growth at        Impact of       Growth at
                         actual exchange    exchange rate        constant
                                   rates         movement  exchange rates
                                                               (non-GAAP)
---------------------  -----------------  ---------------  --------------
                                       %                %               %
---------------------  -----------------  ---------------  --------------
Sales by origin and destination
UK, Channel Islands &
Republic of Ireland                 (7.6)               -            (7.6)
US                                  15.4             (3.7)           11.7
---------------------  -----------------  ---------------  --------------
                                     8.3             (2.5)            5.8
---------------------  -----------------  ---------------  --------------

This release includes statements which are forward-looking statements within the  meaning of the  Private  Securities  Litigation  Reform Act of 1995.  These
statements,  based upon  management's  beliefs as well as on assumptions made by and data  currently  available  to  management,  appear  in a number  of  places throughout this release and include  statements  regarding,  among other things, our results of operation,  financial condition,  liquidity,  prospects,  growth, strategies  and the industry in which the Group  operates.  Our use of the words
"expects,"   "intends,"    "anticipates,"    "estimates,"   "may,"   "forecast,"
"objective,"  "plan" or "target," and other similar  expressions are intended to identify forward-looking  statements.  These forward-looking  statements are not guarantees  of  future  performance  and are  subject  to a number  of risks and uncertainties,  including but not limited to general  economic  conditions,  the merchandising,  pricing  and  inventory  policies  followed  by the  Group,  the reputation of the Group, the level of competition in the jewellery  sector,  the price and availability of diamonds, gold and other precious metals,  seasonality of the Group's business and financial market risk.

For a discussion  of these and other risks and  uncertainties  which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2004/05 Annual Report on Form 20-F filed with the U.S.  Securities and  Exchange  Commission  on May 3, 2005 and other  filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking  statements even if experience or future changes make it clear  that any  projected  results  expressed  or  implied  therein  may not be realised.  The  Company  undertakes  no  obligation  to  update  or  revise  any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   January 12, 2006